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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                   For the Annual Report filed in April, 2002

                      ------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                                6500 River Road
                              Richmond, BC, Canada
                                    V6X 4G5
                                 (604) 273 7564
                    (Address of principal executive offices)

                      ------------------------------------

    [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                       Form 20-F  ____               Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  ___               No  X

================================================================================
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                       [rb RITCHIE BROS. Auctioneers Logo]


                                 [COVER PHOTO]




                    a n n u a l   r e p o r t   2 0 0 1


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Table of Contents

To our Fellow Shareholders ...........................................    2
Potential - An industry full of opportunity ..........................    4
Foundation - Building the platform ...................................    6
Why Equipment Buyers Choose Ritchie Bros .............................    8
Why Equipment Sellers Choose Ritchie Bros ............................   12
Momentum - Our plan for growing earnings .............................   14
Focus for 2002 .......................................................   18
The Ritchie Bros. Auction Process ....................................   20
Financial Information ................................................   21
Shareholder Information ..............................................   34
Auction Sites ........................................................   35

In this annual report, all dollar amounts are stated in United States dollars unless a different currency is indicated.

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REFURBISHING FACILITY

At many of our auction sites, we have built environmentally certified painting and refurbishing facilities and can arrange for all necessary "make-ready" work to be done right in our yards. Consignors drop off their equipment and we take care of the rest. Increasingly strict environmental regulations have severely limited the alternatives available to customers who want to paint their equipment before selling it; our refurbishing facilities are proving to be an important competitive advantage.


                                    [PHOTO]


EQUIPMENT YARD

Ranging up to 50 acres or more, our equipment yards provide a secure display area for the trucks and equipment being sold in our auctions. We marshal the equipment in a central location and present it in an organized manner so prospective bidders can view the items that interest them, all in one place at one time. They are able to efficiently inspect, test and compare the equipment so that, come auction day, they are ready to bid on the pieces that best suit their needs.

AUCTION BUILDING

Our auction buildings are designed to offer the best possible bidding experience. A typical Ritchie Bros. auction building includes a registration area, administrative offices, meeting rooms, catering facilities, areas for third party services such as finance and transportation companies, an indoor display area and a covered auction theatre with seating for up to 1,000 bidders.

                                    [PHOTO]

PERMANENT AUCTION SITE IN NORTH EAST, MARYLAND.
OPENED MARCH 28, 2001

                                    [PHOTO]


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WE HAVE GROWTH POTENTIAL.

Ritchie Bros. is the largest participant in the highly fragmented used equipment market. We have doubled our gross auction sales over the past 7 years but still have less than 5% market share. Our market continues to provide us with significant room for future growth.


                                    [PHOTO]


WE HAVE THE FOUNDATION.

Over the past four years we have grown our sales force by almost 70% and expanded our international network of auction facilities. With over 90 offices including 26 auction sites - many equipped with state-of-the-art painting and refurbishing facilities - we are able to offer our customers an unparalleled level of service. Add to this our financial strength and the reputation for honesty and integrity we have earned by holding only unreserved auctions throughout the 38-year history of the Company and you can see why equipment owners choose Ritchie Bros.

WE HAVE MOMENTUM.

Since our first auction in 1963, we have sold over $12 billion worth of used trucks and equipment. We have held over 2,100 auctions, selling 1.6 million lots for 200,000 consignors to 540,000 buyers. By attracting the largest bidding audiences, we are able to attract the most equipment, which in turn attracts more bidders, which attracts more equipment and so on. This momentum is a competitive advantage for Ritchie Bros. and it is helping us as we plan the future growth of the Company.


                                    [PHOTO]


         p o t e n t i a l   f o u n d a t i o n   m o m e n t u m


20 Year Summary

GROSS AUCTION SALES
in millions of US dollars

[GRAPH]


BUYERS
in thousands

[GRAPH]


CONSIGNORS
in thousands

[GRAPH]


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T O   O U R   F E L L O W   S H A R E H O L D E R S

2001 BY THE NUMBERS:

- 129 auction sales in 9 countries

- $1.29 billion in gross auction sales

- 139,000 registered bidders

- 46,000 buyers

- 19,000 consignors

- 137,000 lots

TWENTY YEARS AGO, IT WOULD HAVE BEEN HARD TO IMAGINE: Ritchie Bros. selling more used construction and transportation equipment than anybody else in the world... or having a team of 550 people working out of 90 offices in 21 countries... or having relationships with over 350,000 customers from over 200 countries. Yet today that's exactly where we are. And even though we have grown to be the world's leading auctioneer of used trucks and equipment, we still serve only a very small fraction of the market. The used equipment market is huge, highly fragmented and full of POTENTIAL for Ritchie Bros.

Having invested considerable time, energy and resources in recent years building a platform that will enable Ritchie Bros. to grow, we are now uniquely positioned to address the opportunities in front of us. Since the end of 1997, we have increased our sales force by 70% and we have invested heavily in our network of auction sites. We now have in place the people and facilities required to offer an unparalleled level of service to our customers as well as the tools and capacity to grow. When customers tell us that we are the only Company that can deliver the level of service they need, we know we are on the right track.

Our focus now is on taking advantage of our unique market position and the FOUNDATION we have built. In 2001, we saw a significant improvement in operating results and profitability; but we believe we can do even better. The infrastructure investments made in recent years have added to our fixed costs but, more importantly, have provided significant operating leverage. We are now in a position to grow sales and revenues at a faster pace than costs, and that is our plan. Speaking as senior managers of the Company and also as its two largest shareholders, we can tell you that we are focused on growing sales, improving salesforce productivity and expanding margins, all with an eye to delivering income growth and increased shareholder value.

1958
The three Ritchie brothers auction off $2,000 worth of inventory from their second hand store to meet a loan payment.

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         p o t e n t i a l   f o u n d a t i o n   m o m e n t u m


Given the size of the used truck and equipment markets and the increasing popularity of the auction channel, our ability to grow ultimately depends on the success of our efforts to execute our strategy. We have grown the business over the past 38 years by focusing on customer service, working hard to earn our customers' trust, and adhering to the fundamental principles of honesty and fairness. This consistent approach has given us the market position and momentum we enjoy today. Going forward, you can expect more of the same from Ritchie Bros.

We can be excited about the Company's prospects because we are fortunate to work with a team of committed and dedicated colleagues. Our customers are served by the hardest working men and women you'll ever meet. Whether they're catching bids in the freezing rain, working behind the scenes in the office late into the night, or scrambling to line up the 100 trucks that arrived the day before the sale, they make us all proud to be members of the Ritchie Bros. family and we thank them for that. Together we are building on the investments of the past few years and taking our Company to the next level.


/s/ DAVE
----------------
David E. Ritchie
Chairman and CEO

[PHOTO]

"We attract consignments by developing
strong relationships with our customers
and by taking the time to earn their trust."
-- Dave Ritchie


/s/ RUSS
----------------
C. Russell Cmolik
President and COO

[PHOTO]

 "Thanks to our recent expansion initiatives, we now have the infrastructure and capacity to grow our sales faster than our costs.

That's the plan for 2002."
-- Russ Cmolik


    R i t c h i e   B r o s .   a n n u a l   r e p o r t   2 0 0 1

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P O T E N T I A L

An industry full of opportunity

THE USED TRUCK AND EQUIPMENT MARKET IS HIGHLY FRAGMENTED. Ritchie Bros. sells more used trucks and equipment than anybody else in the world, but our global market share is estimated to be less than 5%. Our target markets include mobile and stationary equipment used in the construction, mining, forestry, petroleum, agriculture and transportation industries. At work in diverse industries and locations, over $1 trillion worth of used equipment is estimated to be in circulation worldwide, with approximately $100 billion worth being bought and sold each year. Historically, franchised and independent dealers and brokers have dominated the market, and we estimate that auctioneers currently handle only about 5% of all used equipment transactions.

THE MARKET CONTINUES TO GROW -- We estimate that up to $200 billion worth of new equipment is introduced into the global marketplace most years -- and the auction channel continues to grow in popularity. The result is a large potential market for Ritchie Bros.

OUR SHARE OF THE MARKET CONTINUES TO GROW. In our most mature markets, we believe that auctioneers are now handling as much as 25% of the used equipment business. While we don't suggest that we can achieve a 25% global market share, we have doubled our sales over the past 7 years and we certainly feel we have lots of room to continue growing.

AUCTIONS OFFER MANY ADVANTAGES OVER ALTERNATIVE METHODS OF SELLING USED EQUIPMENT. Auctioneers are not restricted to selling equipment produced by a particular manufacturer or for a particular industry, or to holding auctions in a particular region. As a result, we can work with all equipment owners. In addition, the unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price. And by using the auction channel, sellers are able to sell at fair market value quickly and with a minimum investment of time and effort on their part.

RITCHIE BROS. BENEFITS AS THE MARKET BECOMES INCREASINGLY TRANSPARENT. Thanks in large part to the Internet, equipment owners are now much better informed about market values and alternative channels for buying and selling their equipment. They have easy access to information about equipment specifications, recent selling prices and what's available for sale. While some market participants used to have an information advantage, the increasing transparency in today's market has changed that significantly. This change has been good for Ritchie Bros. In an environment where all players have essentially equal access to information, it is the most efficient marketplace that attracts the most transactions. For stocks, there are marketplaces like the New York Stock Exchange. And when people are selling used trucks and equipment, more of them turn to a Ritchie Bros. auction than to any other venue.

THE INTERNET HAS NOT REINVENTED THE USED EQUIPMENT BUSINESS. Having learned that the used equipment market is quite unlike the markets for commodities and collectibles, most of the used equipment websites that appeared in the late 1990s have gone dormant. While the Internet has added transparency to the market and has proven to be a very powerful marketing tool, it has not turned the used equipment business into a virtual trading community. Used equipment buyers like to kick tires and success in our market continues to be based largely on personal relationships, reputation and trust. Our strategy continues to be to make effective use of the Internet (and other technologies) to enhance our live unreserved auctions, not to replace them.

                                   [2 PHOTOS]


1963
Radium, British Columbia -- First Ritchie Bros. industrial auction.


    R i t c h i e   B r o s .   a n n u a l   r e p o r t   2 0 0 1

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                                    [PHOTO]


USED EQUIPMENT TRANSACTIONS ARE TRIGGERED BY A VARIETY OF FACTORS. We can do well in good or bad times, as long as things are changing. Economic uncertainty fuels the supply of used equipment. So do fleet realignments, financial pressure, mergers and acquisitions, inventory reductions, lease returns, project completions and even retirements. As long as a few of these factors are at work, Ritchie Bros. has customers to call on. Many of the factors that prompt owners to sell equipment also create an environment in which equipment buyers opt for high quality used equipment rather than more expensive new equipment. This is particularly true during economic downturns as contractors still have work to do but they are reluctant to commit capital to new equipment. In our experience, used equipment prices have been, on average, relatively stable regardless of the economic environment.

OURS IS A GLOBAL BUSINESS, but all regions are not the same. We are seeing continued strength in our North American, European and Middle Eastern operations; however the economic conditions in Asia have created a very challenging environment for the transportation and construction equipment markets. Asia was a great market for us in 1997 and 1998 but has been weak since that time and much of the equipment that came available during that period has already left Asia for sale in other parts of the world. As a global organization, we believe we can successfully meet our business objectives by concentrating on other markets while remaining patient and fully poised to take advantage of future opportunities that will inevitably arise in Asia.

                                   [2 PHOTOS]

1970
Beaverton, Oregon --- First Ritchie Bros. auction in the United States.

F O U N D A T I O N

Building the platform - people, facilities and infrastructure


OVER THE PAST FOUR YEARS WE HAVE SEEN A DRAMATIC INCREASE IN THE SIZE OF OUR SALES FORCE. By the end of 2001, we had 194 sales representatives calling on equipment owners around the world. This is a relationship business so the members of our team, especially our front-line Territory Managers, are critical to our success. Hiring these people is a challenge for Ritchie Bros. because there is no ready pool to draw from. Most come to us with an equipment background -- having worked for a dealership, rental company or contractor in many cases -- and then apprentice with a more experienced member of our team before taking on their own territory. It sometimes takes up to 24 months for a new Territory Manager to reach the level of productivity that we expect. Adding quality people to our sales team, giving them the right tools and then helping them up the learning curve has been a major activity for us over the past several years. With the foundation in place, our focus is now shifting from sales force growth to sales force productivity.

We have also been adding aggressively to our network of auction sites. We now have 21 permanent auction sites (on land owned by Ritchie Bros.) and 5 regional auction units (on land leased by Ritchie Bros.) around the world. Many of these sites are equipped with state-of-the-art painting and refurbishing facilities, allowing us to offer our customers an unparalleled level of service. Our investments in recent years have included several new sites and the replacement or upgrading of several others. By the end of 2002, we will have completed our aggressive capital expenditure program and our 21 permanent auction sites will each have, on average, more than 50 acres of developed land. As a comparison, in 1997, we had 13 permanent auction sites with an average size of 30 acres.

In addition to the sales people and facilities we have added in recent years, we have strengthened our supporting infrastructure, most of which is behind the scenes but every bit as critical to the success of the Company as the auctioneer on the microphone.

                                   [3 PHOTOS]

                                   [2 GRAPHS]

                                   [DIAGRAM]

1987
Liverpool, England -- First Ritchie Bros. auction in Europe -- for equipment used in rebuilding the Falkland Islands following the war.


    R i t c h i e   B r o s .   a n n u a l   r e p o r t   2 0 0 1

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         p o t e n t i a l   f o u n d a t i o n   m o m e n t u m


BLUEPRINT OF AUCTION BUILDING
IN NORTH EAST, MARYLAND

                                    [PHOTO]

                                   [DIAGRAM]

To support the size and breadth of our operations, we have upgraded and expanded our marketing and information technology operations. We have also added administrative and support staff to our field operations to ensure efficient and effective customer service.

So where do we go from here? We're already selling more used trucks and equipment than anyone else in the world. Now, with a solid foundation in place, we're prepared to take the Company to the next level. Our challenge is to attract new customers to our unreserved auctions. Fortunately, Ritchie Bros. auctions offer many benefits to both buyers and sellers of used equipment.


1990
Anchorage, Alaska -- 8000 bidders compete for equipment used in the Exxon Valdez oil spill cleanup.

F O U N D AT I O N

WHY EQUIPMENT BUYERS CHOOSE RITCHIE BROS.

WE SELL EVERYTHING ON AN UNRESERVED BASIS

Bidders at a Ritchie Bros. auction do not need to be concerned about artificial price manipulation because only legitimate bidders are allowed to compete for the equipment in our auctions. There are no minimum prices and sellers are not allowed to bid on their own equipment. While some auctioneers openly permit sellers to bid, or will bid on the equipment themselves to artificially support prices, we are well known for our policy prohibiting consignors from bidding on their own equipment, either directly or through agents.

Not only does every item sell on sale day to the highest bidder, once the auctioneer says "SOLD" the negotiations are over. The buyer simply pays Ritchie Bros. and then takes possession of the equipment without any need to haggle over payment or delivery terms.

Our commitment to selling everything on an unreserved basis is one of our most significant competitive advantages when it comes to attracting bidders.

BUYERS PAY A FAIR MARKET PRICE

Because everything is sold unreserved, buyers at a Ritchie Bros. auction always pay a fair market price. All bidders compete on an equal basis irrespective of their negotiating skills or buying power; and they know that the people they are bidding against are bona fide equipment buyers like themselves. We don't promise any bargains, but our buyers can always be confident that they are paying fair market value.

CLEAR TITLE IS GUARANTEED TO OUR BUYERS

We do not pass on title or ownership problems. A buyer at a Ritchie Bros. auction does not need to be concerned about the financial condition of the sellers because we guarantee to our buyers the clear title of everything we sell -- if we can't deliver clear title, the buyer receives a full refund. Without such a guarantee, buyers run the risk of having their equipment repossessed by the bank that financed the previous owner -- something most buyers don't think about until it's too late. We have committed considerable resources to identifying and coordinating the release of all liens before selling the equipment in our auctions.

WE MAKE IT EASY TO BUY

Registration is fast and efficient. Our sale sites feature covered theatre-style seating for the bidders -- during the auction, the rolling stock is driven over an elevated ramp in front of the bidders. In addition to displaying the equipment to facilitate on-site inspections, we arrange for transportation, finance and other service companies to be present at our auction sites so customers can get quotes before they bid. Of course, our staff is always available if bidders need additional help or information.

BUYERS DON'T WASTE THEIR TIME

An average Ritchie Bros. auction includes over 1,000 lots from 150 different consignors, covering a diverse array of truck and equipment categories and manufacturers. At our auctions, an equipment buyer can inspect in one day what might have taken weeks if the equipment were being offered for sale by a number of vendors in various locations. A buyer can purchase all manner of equipment and attachments in one place, on one day, with one invoice -- rather than having to negotiate with multiple vendors. This one-stop-shopping approach addresses the needs of our customers, most of whom are contractors who can only afford to spend a limited amount of time away from their jobsites.

"Only a truly unreserved auction gives buyers the level playing field they deserve. Our customers don't want to waste their time at auctions with minimum prices, reserves or buy-backs. And I don't blame them." -- Dave Ritchie


1990
Perth, Australia -- First Ritchie Bros. auction in Australia.

    R i t c h i e   B r o s .   a n n u a l   r e p o r t   2 0 0 1



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                                    [PHOTO]




                                       9

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F O U N D AT I O N

CUSTOMERS CAN INSPECT, TEST AND COMPARE BEFORE BIDDING

We recognize that a piece of used equipment needs to be inspected and compared to other units before being purchased, particularly when the buyer is an end user who intends to take the equipment to the jobsite and use it to earn income. We do everything we can to help our customers accurately determine the condition and value of the equipment so they can bid with complete confidence.


                                   [DIAGRAM]


BIDDERS CAN BE IN TWO PLACES AT ONCE

Customers who are able to satisfy themselves as to the value of particular pieces, but can't be at the auction site on sale day, can still participate in one of two ways.

- PROXY BIDS from qualified bidders can be submitted via our website, via fax, or by calling the sale site. Customers placing proxy bids specify the maximum they are willing to pay for given lots. Each proxy bid is inserted into the auction process just as it would have been if the bidder had been able to attend the auction in person. The auctioneer ensures that proxy bidders never pay more than they would have if they had been there to place their own bids on auction day.

- RBAUCTIONBID-LIVE is our Internet bidding service. Tested at selected auctions in late 2001, rbauctionBid-Live will be launched in March 2002. Using this service, qualified bidders are able to hear the auctioneer's call, follow the bid and ask numbers and see the item being sold, live and in real-time over the Internet. Bidding is as simple as clicking the bid button, which changes to reflect the auctioneer's current asking price. Feedback from our customers has been positive and consistent: they'd rather attend the auction in person, but if they can't be there, or if they're only interested in one or two pieces, then the rbauctionBid-Live service is an excellent alternative.

SERVICES FOR CUSTOMERS @ RBAUCTION.COM

EQUIPMENT SEARCH     -  A SOPHISTICATED TOOL THAT ALLOWS YOU TO SEARCH THROUGH
                        ALL ITEMS CONSIGNED TO UPCOMING AUCTIONS

SALE-DAY CATALOGS    -  ON-LINE ACCESS TO AUCTION CATALOGS WITH ALL LOTS LISTED
                        IN SALE ORDER

RBAUCTIONRE$ULTS     -  DIRECT ACCESS TO 24 MONTHS OF RITCHIE. BROS. AUCTION
                        RESULTS

RBAUCTIONVIEW        -  LIVE INTERNET BROADCASTS OF SELECTED RITCHIE BROS.
                        AUCTIONS

RBAUCTIONBID-LIVE    -  A TOOL THAT ALLOWS CUSTOMERS TO PLACE LIVE REAL-TIME
                        BIDS INTO OUR AUCTIONS

RBAUCTIONBID-PROXY   -  A TOOL FOR SUBMITTING BIDS IN ADVANCE OF THE LIVE
                        AUCTION

RBAUCTIONCONSIGN     -  A STREAMLINED CONSIGNMENT PROCESS FOR CUSTOMERS WITH
                        ANNUAL CONTRACTS

FOR FURTHER INFORMATION ABOUT THESE SERVICES, PLEASE VISIT WWW.RBAUCTION.COM

                                    [PHOTO]

1993
Nyborg, Denmark -- Auction of equipment used to build the Storebaelt Western Channel Crossing.


    R i t c h i e   B r o s .   a n n u a l   r e p o r t   2 0 0 1


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                                    [PHOTO]


                                       11
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F O U N D AT I O N

WHY EQUIPMENT SELLERS CHOOSE RITCHIE BROS.

WE DELIVER A GLOBAL MARKETPLACE

By marketing our auctions to a strategic selection from our proprietary database of 350,000 potential bidders in over 200 countries, we are able to directly expose the equipment in our auctions to a large and geographically diverse pool of equipment buyers. In addition, all of the equipment is listed on our website, and our auctions are advertised in trade journals and industry publications, as well as promoted to the bidders at other Ritchie Bros. auctions. All told, we believe we are able to market the equipment in our auctions to a larger base of potential purchasers than can be reached by any of our competitors. Interested bidders can then participate in our auctions either in person, by placing a proxy bid or by bidding on-line using our new rbauctionBid-Live service, ensuring that the largest possible bidding audience is participating in the auction.

OUR AUCTIONS ARE ABLE TO TRANSCEND LOCAL MARKET CONDITIONS

Our auctions attract a large number of foreign and out-of-state/out-of-province customers, most of whom tend to be very serious bidders, having committed significant time and expense to attend. Transportation costs are frequently not an issue for these bidders because, compared to the value of the equipment, such costs can be relatively insignificant -- particularly the costs of ocean freight. As a result, we are able to deliver world market prices for our consignors' equipment regardless of local market conditions, as evidenced by the fact that an average of over 50% of our auction sales go to buyers from outside the region in which the auction is held.

WE DO ALL THE WORK

We take care of selling the equipment so our customers can concentrate on their business. We help consignors sell their equipment quickly, efficiently and with a minimum commitment of time, energy or costs. We can coordinate transporting the equipment to the auction site and look after any cleaning, refurbishing or painting required to make the equipment auction-ready. We store the equipment in our secure yards. We also handle questions from prospective bidders, take care of the marketing and title searches, and set up the auction yard so bidders can inspect, test and compare the equipment. Perhaps most important, we help our consignors with all of their equipment -- any make, model or manufacturer, high-value or low-value, big or small, young or old. After the auction, we handle the collections, take care of sales tax issues, and pay out the net proceeds. Our consignors don't have to negotiate with multiple buyers, worry about receivables, or deal with sales tax paperwork.

WE HELP OUR CONSIGNORS GET THE MOST NET DOLLARS FOR THEIR EQUIPMENT

Not only do we help our consignors sell their equipment quickly and efficiently, we help them achieve the highest net return on their sale. Compared to other sales channels, we run a very lean operation so we are able to minimize the amount we charge on each transaction. We may charge higher commissions than some other auctioneers (many of whom charge significant buyers premiums), but we offer a substantially higher level of service enabling us to achieve higher prices. 19,000 consignors chose Ritchie Bros. in 2001 because they agreed that our unreserved auctions would put the most net dollars in their pockets at the end of the day.

On average, over 1,000 bidders participate in each of our auctions. Bidders participate aggressively because they know our auctions are fair and open. On sale day, our experienced auctioneers and ringmen create an exciting atmosphere and a rapid pace, selling between 50 and 100 lots per hour. And with the majority of our buyers being end users, prices are often closer to retail than wholesale. Our auctions provide the environment needed to generate the best prices.

"At the end of the day, attracting the most bidders from the most industries and the most regions is the key to delivering the best prices."
-- Russ Cmolik

1994
Subic Bay, the Philippines -- First Ritchie Bros. auction in Asia.


                                       12
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                                    [PHOTO]

In addition, our experience over 38 years and 2,100 auctions has taught us that some pieces sell better in their "working clothes", while in other cases an investment in new tires, some body work or a fresh coat of paint can increase the value of a piece well beyond the cost of the work itself. If we see an opportunity for a consignor to invest $5,000 to generate an increase in value of $10,000, we'll recommend it. A prudent plan to make a machine auction-ready can sometimes generate a return of up to three times the refurbishing costs.

OUR REFURBISHING FACILITIES ARE ENVIRONMENTALLY CERTIFIED

At many of our auction sites, we have built environmentally certified refurbishing facilities and can arrange for all necessary painting and refurbishing work to be done right in our yards. With environmental regulations tightening in many of the jurisdictions in which we operate, equipment owners who want to paint their equipment before selling it are finding that they have fewer and fewer alternatives. As a result, these refurbishing facilities are becoming a competitive advantage for Ritchie Bros.

WE OFFER AN INTERNATIONAL NETWORK OF AUCTION SITES

With regularly scheduled auctions at 26 auction sites, and numerous off-site sales, owners can sell their equipment when and where they want. Our network of sites gives us an unparalleled ability to help equipment owners sell their equipment whether they have a single piece in their equipment yard, or a fleet spread out over several states, provinces or countries.

WE TAILOR OUR AUCTION CONTRACTS TO MEET THE NEEDS OF OUR CUSTOMERS

Most of our consignments are done on a straight commission basis. In these cases, consignors take the risk that their equipment will sell for less than they expect, but enjoy maximum upside potential if it sells for more. If a consignor is selling a significant fleet, we will typically offer to underwrite the sale by providing the consignor with a guarantee or by purchasing the equipment outright. In these cases, we charge a higher commission rate but our consignor's downside risk is eliminated. Our goal is to come up with the contract that best suits the needs of the customer.

RITCHIE BROS. IS A RELIABLE AND REPUTABLE BUSINESS PARTNER

In 2001, one of our auction competitors went into bankruptcy leaving their creditors and consignors millions of dollars out of pocket. This was an unfortunate but not uncommon occurrence. Ritchie Bros. has a strong balance sheet, has been conducting unreserved industrial auctions for 38 years and is a public company listed on the New York Stock Exchange. Our customers know that we have the financial strength to live up to our commitments -- when they sign a contract with Ritchie Bros. they know that their equipment will sell for fair market value and they will be paid in full. They can also be proud that they are doing business with a trusted and reputable business partner that adheres to the highest standards of business ethics.


"We provide our customers with accurate information and valuable advice. We are the largest player in the used equipment world and we know our market very well."
-- Dave Ritchie

1996
Hong Kong -- Auction of equipment used to construct the platform of the Chek Lap Kok Airport.


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M O M E N T U M

OUR PLAN FOR GROWING EARNINGS IN 2002 AND BEYOND

OUR 2001 INCOME WAS UP SIGNIFICANTLY OVER 2000 LEVELS. Excluding the effect of a one-time charge for withholding taxes, net income in 2001 was 28% higher than in 2000 and we continued to see the benefits of the foundation we have been putting in place. As we witnessed in 2001, we now have the infrastructure and capacity to grow revenues faster than costs and we plan to continue along that path.

Much of the momentum we currently enjoy has been generated by the success of our previous auctions. A well-attended auction attracts more equipment to the next auction, which attracts more buyers, which attracts more equipment and so on. It's a self-reinforcing process that has given us a tremendous competitive advantage when dealing with potential consignors and buyers alike.

We intend to take advantage of this momentum to grow our sales but not at the expense of the high standards of customer service and the core values that have helped us reach this level of success. In addition to sales growth, we are looking for productivity improvements and margin expansion in 2002 -- our goal is to deliver continued income growth and increased shareholder value. How? Here is a progress report on the six strategies outlined in last year's annual report.

INCREASE OUR CUSTOMER BASE

During 2001, we worked for over 19,000 consignors, an increase of 6% over 2000. Our bidder and buyer numbers were up 14% and 11% respectively. Over the medium and longer term, it's no surprise that these numbers have tended to grow in lock-step: since 1997, consignor, bidder and buyer numbers have grown at compound annual growth rates of 9%, 8% and 9% respectively.

While we now have a customer database of over 350,000 people in 200 countries, introducing our services to truck and equipment owners who don't yet know us, or who don't know us well enough, remains a critical growth strategy for Ritchie Bros.

EXPAND OUR NETWORK OF AUCTION SITES

Since 1997 we have made significant investments in our international network of auction sites -- adding several new sites and upgrading several older ones. During 2001, we opened a new permanent auction site in North East, MD (between Baltimore and Philadelphia), replacing the regional auction unit we had been operating in Aberdeen, MD. We now have 21 permanent auction sites and 5 regional auction units. We are currently under construction in four locations (in the United States in Phoenix, AZ and Orlando, FL; and in Canada in Edmonton, AB and Prince George, BC), all of which will ultimately serve as replacements for existing permanent auction sites. We expect all four projects to be completed in 2002, marking the completion of the aggressive capital expenditure program we kicked off at the time of our initial public offering in 1998.

While we will continue to add permanent auction sites and regional auction units to our network when opportunities present themselves, we do not expect capital expenditures in the next few years to reach the levels seen in recent years.

EXPAND OUR GEOGRAPHIC REACH

As expected, most of our growth in recent years has come from the United States. In 2001, most of our other markets were relatively flat compared to the prior year with the exception of our Middle Eastern operation which was very strong and our Asian operation which was very weak. Asia remains a very tough market due to the economic conditions and depressed purchasing power throughout the region; however, we remain confident that, in time, our Singapore auction site will prove to be a valuable part of our network and we remain committed to our operation there.

1997
Dubai, United Arab Emirates -- First Ritchie Bros. auction in the Middle East.


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         p o t e n t i a l   f o u n d a t i o n   m o m e n t u m


                                    [PHOTO]


In 2002, we expect continued growth in the United States and, increasingly, from Europe as well. We are now holding regular auctions in Spain as well as The Netherlands and we are continuing our effort to expand our footprint in Europe.

EXPAND INTO RELATED MARKETS

In recent years, we have worked to boost our sales of transportation equipment, in particular over-the-road trucks and trailers, and agricultural equipment by hiring people with expertise in these market segments. These initiatives have generated good results and we look for continued growth from both of these markets.


                                    [GRAPH]

                       SALES OF TRANSPORTATION EQUIPMENT
                           in millions of US dollars
                     (compound annual growth rate of 15.5%)

                  includes vocational and over-the-road trucks




                                    [GRAPH]

                         SALES OF AGRICULTURAL EQUIPMENT
                           in millions of US dollars
                     (compound annual growth rate of 46.8%)
                  excludes agricultural equipment that is also
                       commonly used on construction jobs



                                   [2 PHOTOS]


1998
Rotterdam, The Netherlands -- $59,000,000 sale is the largest in Company history.



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

M O M E N T U M

RECRUIT, TRAIN AND DEVELOP THE BEST PEOPLE

Closely related to our other growth strategies has been our plan to build our team of sales representatives and support personnel. At December 31, 2001, we had 194 front line sales representatives and a total full-time staff of 554 people, up 10% and 8% respectively from December 31, 2000 levels. We did not grow our team as significantly as we had done in 2000 but we still added considerably. More importantly, we still run a lean operation considering our volume of business. In 2002, our focus will shift from growing the team to improving productivity.

USE THE INTERNET TO ENHANCE OUR BUSINESS

We continue to see the Internet as a valuable tool in our effort to provide the best venue for the purchase and sale of used equipment. It remains our strategy to use the Internet to enhance our auctions, not replace them. Most of the people who have tried to sell used equipment online have learned that the used equipment market is quite unlike the markets for commodities and collectibles. While we remain committed to being technology leaders in the used equipment industry, we fully understand that used equipment buyers like to kick tires and that success in our market will continue to be based largely on personal relationships, reputation and trust.

For customers who have satisfied themselves as to the quality of a particular piece of equipment but are unable to attend the auction, we have developed a service that will allow them to participate over the Internet. In March 2002, we are launching the RBAUCTIONBID-LIVE service. Implemented on a trial basis in 2001, this service allows customers to follow the auction, hear the auctioneer, and place bids, all live and in real-time over the Internet. The success of this service during trials in 2001 proved to us that the system not only works but that our customers like it.

RISK MANAGEMENT

BECAUSE ALL OF THE EQUIPMENT IN A RITCHIE BROS. AUCTION SELLS ON AN UNRESERVED BASIS, INDIVIDUAL PIECES DON'T ALWAYS MEET OUR PRICE EXPECTATIONS -- SOMETIMES THEY GO AT A HIGHER PRICE, SOMETIMES LOWER. WE BELIEVE THAT OUR EXPERIENCE AND MARKET KNOWLEDGE ALLOW US TO BE EXCELLENT JUDGES OF EQUIPMENT VALUE; HOWEVER, EVERY YEAR THERE ARE SITUATIONS WHERE WE UNDERESTIMATE OR OVERESTIMATE THE VALUE OF A PIECE OR AN ENTIRE FLEET.

STRAIGHT COMMISSION CONTRACTS POSE LITTLE RISK TO RITCHIE BROS. HOWEVER, IN CASES WHERE WE UNDERWRITE A CONTRACT, EITHER BY OFFERING A GUARANTEE OR AN OUTRIGHT PURCHASE, WE ASSUME THE RISK OF THE SALE. UNDERWRITTEN CONTRACTS REPRESENTED ABOUT 25% OF OUR BUSINESS IN 2001 AND THE PERFORMANCE OF THESE CONTRACTS IS LARGELY RESPONSIBLE FOR THE QUARTERLY FLUCTUATIONS IN OUR AUCTION REVENUE RATE -- ESSENTIALLY A BLENDED COMMISSION RATE EARNED ON OUR STRAIGHT COMMISSION AND UNDERWRITTEN BUSINESS. IN A QUARTER WHERE OUR UNDERWRITTEN BUSINESS PERFORMS WELL (EQUIPMENT VALUES WERE STRONGER THAN WE EXPECTED), OUR AUCTION REVENUE RATE IS HIGHER THAN AVERAGE. CONVERSELY, WHEN OUR UNDERWRITTEN BUSINESS DOES NOT PERFORM AS WELL, OUR AUCTION REVENUE RATE IS BELOW AVERAGE. WHILE OUR QUARTERLY AUCTION REVENUE RATE FLUCTUATES, THE LONG-TERM RATE HAS REMAINED VERY CONSISTENT.

WE MITIGATE OUR RISK WHEN ENTERING INTO UNDERWRITTEN CONTRACTS BY BUILDING A RISK PREMIUM INTO OUR COMMISSION RATE AND BY RELYING ON OUR APPRAISAL PROCESS WHICH DRAWS ON OUR EXTENSIVE FIELD EXPERIENCE AND OUR PROPRIETARY APPRAISAL DATABASE. WE ALSO FACTOR IN OUR KNOWLEDGE OF MAJOR EQUIPMENT DEALS AROUND THE WORLD, WHICH ALLOWS US TO FORECAST THE PIPELINE OF EQUIPMENT COMING TO MARKET AND ANTICIPATE ANY POTENTIAL SUPPLY AND DEMAND IMBALANCES. FURTHER MITIGATING THE RISK IS OUR LIMITED EXPOSURE TO CHANGES IN EQUIPMENT VALUES -- THE TIME FROM SIGNING A CONTRACT TO THE DATE OF THE AUCTION IS TYPICALLY BETWEEN 30 AND 60 DAYS.


1998
RBA lists on the New York Stock Exchange.

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                                    [PHOTO]

M O M E N T U M

FOCUS FOR 2002

We generated a significant improvement in operating results and profitability in 2001 and we want to see further improvements in 2002. To deliver continued income growth in the coming years, we plan to focus on sales growth, productivity improvements and margin expansion. In addition to a continued pursuit of the strategies outlined above, we have several plans for 2002 that relate more directly to productivity and margin enhancement. As you'll see, our objective goes beyond simply pursuing sales growth; our ultimate strategic focus is to increase profitability and shareholder value.

WE ARE LOOKING FOR IMPROVEMENTS IN SALESFORCE PRODUCTIVITY. Historically, our front-line sales team generated an average of $8 million in gross auction sales per person. Some signed twice as much business, and some signed half as much, but $8 million tended to be the average. Over the last three years we have grown our sales force at an accelerated rate and the average gross auction sales per person is now approximately $6.6 million. We plan to improve this number over the next few years as the newer members of our salesforce develop the relationships needed to generate consignments. In addition, we plan to strategically realign some territories and to introduce a new customer relationship management system to help the members of our sales team serve their customers more efficiently and more effectively.

WE EXPECT TO IMPROVE OUR MARGINS. The growth in our gross auction sales over the past three years has not kept pace with the expansion of our people and facilities and while we would have welcomed better results during our period of rapid expansion, the infrastructure investments made in recent years have provided us with significant operating leverage. We now have room for significant sales growth without an equivalent run-up in costs. This should result in higher margins.

WE NOW CHARGE A HANDLING FEE ON CERTAIN LOTS. To recover some of the costs incurred by Ritchie Bros. in handling the large number of labor intensive but low-value lots that we sell in our auctions, as of January 1, 2002 we will be charging successful buyers of lots selling for $2,500 or less a fee of 10% of the selling price. (For auctions conducted in currencies other than USD the threshold amount is 2,500 in the currency of the auction.) We expect that this will affect about 50% of the lots that we sell but only about 3% of our gross auction sales.

                                    [PHOTO]

SEASONALITY

OUR BUSINESS IS BOTH SEASONAL AND EVENT-DRIVEN. MID-DECEMBER THROUGH MID-FEBRUARY AND JULY/AUGUST ARE TRADITIONALLY SLOW PERIODS. IN ADDITION, OUR VOLUME OF BUSINESS IS DEPENDENT ON THE TIMING OF FLEET UPGRADES AND REALIGNMENTS, CONTRACTOR RETIREMENTS AND THE COMPLETION OF MAJOR PROJECTS. AUCTION DATES ARE OFTEN SET WITH AS LITTLE AS FOUR TO SIX WEEKS LEAD-TIME AND MOST OF OUR CONSIGNORS MAKE THE "SELL" DECISION FOR REASONS UNRELATED TO FISCAL QUARTERS. AS WELL, OUR CUSTOMERS DON'T BUY OR SELL CONSISTENT AMOUNTS OF EQUIPMENT EACH YEAR. THESE FACTORS CAN MAKE SHORT-TERM RESULTS LUMPY AND OFTEN NOT COMPARABLE TO ONE-ANOTHER. SO WE FOCUS ON LONG-TERM GROWTH AND NOT ON QUARTERLY VOLATILITY.


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         p o t e n t i a l   f o u n d a t i o n   m o m e n t u m



                                   [6 PHOTOS]


2000
Olympia, Washington -- Sale number #2000

A U C T I O N   P R O C E S S


                                    [PHOTO]


STEP 1  GETTING TO KNOW THE OWNER AND HIS EQUIPMENT
        The auction process begins when an equipment owner meets with one of our Territory Managers. We get to know the owner's needs and, if necessary, we appraise his equipment. Photographs and particulars of the equipment are circulated to the people participating in the appraisal; a typical appraisal team includes two people from the local area, two from head office and, if necessary, additional people with relevant expertise. After their individual appraisals are complete, members of the appraisal team compare notes and conclude on a final appraised value for the fleet.

STEP 2  DRAFTING THE AUCTION CONTRACT
        We sit down with the consignor and work out the details of the auction contract. Straight commission contracts are the most common. In some cases, we also offer the consignor a guarantee of gross proceeds or an outright purchase contract. In certain circumstances, we offer cash advances and other options. We draft a contract tailored to the consignor's individual needs and requirements.

STEP 3  GETTING THE EQUIPMENT "AUCTION READY"
        Once the equipment arrives at the auction site, we coordinate any cleaning, refurbishing, repairwork or painting that the consignor requires in order to get the equipment ready for auction. When we see an opportunity to add value in excess of the costs of refurbishing, we'll recommend doing the work.

STEP 4  MARKETING THE EQUIPMENT TO THE WORLD
        Marketing is done through full-color auction brochures that are mailed to a targeted selection from our extensive customer database (an average of 50,000 are mailed for each auction). In addition, every piece of equipment is posted on our website at rbauction.com. Our auctions are also advertised through trade journals and press releases, and we promote them at all intervening Ritchie Bros. auctions, ensuring that the equipment is exposed to the widest possible audience of potential buyers.

STEP 5  SEARCHING THE EQUIPMENT FOR LIENS
        To ensure that buyers can purchase with confidence, we guarantee them the clear title of everything we sell. Our search department identifies and arranges for the release of all liens and encumbrances.

STEP 6  SETTING UP THE AUCTION YARD
        The equipment is sorted and displayed in logical groupings so prospective buyers can easily inspect, test and compare similar pieces. We have knowledgeable staff on hand to answer bidders' questions. We also arrange for caterers, finance company representatives, customs brokers, transportation companies and other services to be present on the site.

STEP 7  AUCTION DAY
        On auction day, our auctioneers, ringmen, yard staff and administrative team conduct an efficient and exciting auction. We sell between 50 and 100 lots every hour.

STEP 8  TAKING CARE OF BUSINESS
        After the auction is over, we collect the proceeds from the buyers, coordinate the release of the equipment to its new owners, and disburse the proceeds (along with detailed settlement statements) to the consignors.


                                   [2 PHOTOS]


2001
Cumulative gross auction sales top $12 billion.

F I N A N C I A L   I N F O R M A T I O N


                                                          Page
                                                          ----
MANAGEMENT'S DISCUSSION AND ANALYSIS                      21
INDEPENDENT AUDITORS' REPORT                              24
CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Statements of Income                       24
  Consolidated Balance Sheets                             25
  Consolidated Statements of Shareholders' Equity         25
  Consolidated Statements of Cash Flows                   26
  Notes to Consolidated Financial Statements              27
SELECTED FINANCIAL AND OPERATING DATA                     32
SUPPLEMENTAL QUARTERLY DATA                               33


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

THE FOLLOWING DISCUSSION SUMMARIZES THE SIGNIFICANT FACTORS AFFECTING THE CONSOLIDATED OPERATING RESULTS AND FINANCIAL CONDITION OF RITCHIE BROS. AUCTIONEERS INCORPORATED ("RITCHIE BROS." OR THE "COMPANY") FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000. THIS DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN. THE COMPANY PREPARES ITS CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA WHICH, EXCEPT AS SET OUT IN NOTE 10 TO THE CONSOLIDATED FINANCIAL STATEMENTS, RESULT IN MATERIALLY CONSISTENT FINANCIAL POSITION AND RESULTS OF OPERATIONS TO THAT WHICH WOULD BE REPORTED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES. AMOUNTS DISCUSSED BELOW ARE BASED ON CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH CANADIAN ACCOUNTING PRINCIPLES.

Ritchie Bros. is the world's leading auctioneer of industrial equipment. At December 31, 2001, the Company operated from over 90 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business. Beginning in 2002, auction revenue will include a fee equal to 10% of the auction selling price on all lots sold for $2,500 or less (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction).

The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

During 2001 the Company held its largest auction sale ever conducted in North America at Ocala, Florida generating gross auction sales of more than $52 million. The Company also opened a new permanent auction facility in North East, Maryland, replacing an existing regional auction unit. In addition, the Company opened its new corporate head office in Richmond, B.C., Canada.

Also during 2001, the Company's rbauctionBid-Live technology was rolled out on a trial basis allowing qualified bidders to participate over the internet in certain auctions, live and in real-time. This service is being launched in 2002.

RESULTS OF OPERATIONS

AUCTION REVENUES

Auction revenues of $117.0 million for the year ended December 31, 2001 increased by $10.9 million, or 10.2% from 2000 due to increased gross auction sales and a higher average percentage of auction revenues earned by the Company on gross auction sales. Gross auction sales of $1.29 billion for the year ended December 31, 2001 increased $57.9 million, or 4.7%, over the prior year, primarily as a result of increased gross auction sales in the United States, and Dubai, UAE. Results for 2001 included significant auctions in Fort Worth, Texas; Ocala, Florida and in the Port of Moerdijk, the Netherlands. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the year ended December 31, 2001, the auction revenue rate of 9.06% was higher than the long-term average and higher than the 8.61% rate experienced in the year ended December 31, 2000.

Beginning in 2002, auction revenue will include a fee equal to 10% of the auction selling price on all lots sold for $2,500 or less (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction). The impact of this fee on auction revenues and the Company's auction revenue rate in any future period will depend on the quantity and the value of lots sold during that period. The Company believes that the impact of this fee on auction revenues in future periods will be an increase of approximately 0.3% of gross auction sales, depending on the quantity and value of lots sold in such periods. Management does not anticipate any other changes to its long-term average auction revenue rate in 2002.

DIRECT EXPENSES

Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment at the auction site and advertising specifically related to the auction. Direct expenses of $18.9 million for the year ended December 31, 2001 increased by $0.9 million compared to 2000 due to increased auction activity generated by the Company in 2001. As a percentage of gross auction sales, direct expenses were 1.46% for the year ended December 31, 2001, consistent with the 1.45% ratio experienced in the prior year. Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.45% in 2002.

DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of a business acquisition in 1999. In the year ended December 31, 2001, depreciation and amortization expense was $9.1 million, compared to $7.8 million in 2000. This increase is primarily the result of the depreciation of new auction facilities constructed over the past year. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed. However, goodwill amortization will cease effective January 1, 2002, (see "Recent Accounting Pronouncements" below.)

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the year ended December 31, 2001, the Company incurred G&A of $56.5 million, as compared to $52.9 million in 2000. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company, and costs associated with the operation of new permanent auction sites. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company's growth plans and other factors.

INCOME FROM OPERATIONS

Income from operations was $32.5 million for the year ended December 31, 2001 compared to $27.5 million in 2000. This increase is primarily the result of increased auction revenues partially offset by increased G&A and depreciation and amortization expense.

INTEREST EXPENSE

Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the year ended December 31, 2001 was $4.0 million, compared to $3.4 million incurred in 2000. The increase resulted primarily from debt incurred to finance the development of additional facilities. During the year, the Company capitalized $1.7 million (2000 -- $1.1 million) of interest related to properties under development. Management anticipates that interest expense may increase further if additional debt is incurred to finance the development of permanent auction sites and as the capitalization of interest decreases in conjunction with the completion of building projects currently under development. See "Overview" and "Liquidity and Capital Resources".

OTHER INCOME

Other income arises primarily from equipment appraisals performed by the Company offset by related expenses, and other miscellaneous sources. Other income for the year ended December 31, 2001 was $1.4 million compared to $1.3 million in 2000.

INCOME TAXES

Income taxes of $9.9 million for the year ended December 31, 2001 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 33.0% on net income for the year ended December 31, 2001 is higher than the 32.2% rate the Company experienced in 2000 primarily due to a charge of $2.0 million for withholding taxes paid on an intercompany dividend. Such a charge had not previously been incurred by the Company, nor is such a charge expected to be incurred in the foreseeable future. Excluding this charge, the effective tax rate was 26.3%, lower than the 32.2% rate experienced in 2000 due to the different jurisdictions in which the Company operates and earns its income.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

At December 31, 2001, working capital including cash was $22.5 million, which is within the Company's current target for working capital, compared to $30.9 million at December 31, 2000. This decrease of $8.4 million during the year is primarily a result of the Company utilizing excess working capital for capital expenditures related to permanent auction sites.

Capital expenditures by the Company during the year ended December 31, 2001 were $38.1 million as compared to $46.5 million for the year ended December 31, 2000. In 2001, the Company continued to incur site development costs in the United States and Canada. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States. Actual expenditure levels will depend on the Company's ability to identify, acquire and develop suitable auction sites.

The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $96.4 million and to credit lines for funding property acquisitions of approximately $95.0 million. At December 31, 2001, the Company had no bank debt related to operations, and bank debt related to property acquisitions totaled $74.5 million, leaving a net credit line of $96.4 million available for operations and net credit lines of $20.5 million available for property acquisitions. See "Overview".

RECENT ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have announced new standards related to the accounting for goodwill. The new standards indicate that reporting entities with previously recorded goodwill, will cease amortizing goodwill commencing January 1, 2002. Instead the carrying value of goodwill will be subject to a regular test for impairment. Amortization expense on goodwill recognized to December 31, 2001 is set out on the consolidated statements of income. The Company is currently assessing the other implications to its consolidated financial statements of these standards.

FORWARD-LOOKING STATEMENTS

This Annual Report, including this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, and income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, internet initiatives, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; the quantity and value of lots sold; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its annual return for 2001 filed on Form 40-F in April 2002. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Ritchie Bros. Auctioneers Incorporated

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 2001 and 2000 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
February 15, 2002


CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

                                                        2001               2000              1999
                                                     -----------       -----------       -----------
Auction revenues                                     $   116,991       $   106,125       $   104,624
Direct expenses                                          (18,861)          (17,936)          (17,469)
                                                     -----------       -----------       -----------
                                                          98,130            88,189            87,155
Expenses:
     Depreciation and amortization                         9,076             7,761             5,581
     General and administrative                           56,517            52,942            47,346
                                                     -----------       -----------       -----------
                                                          65,593            60,703            52,927
                                                     -----------       -----------       -----------
Income from operations                                    32,537            27,486            34,228
Other income (expenses):
     Interest expense                                     (4,024)           (3,378)           (1,705)
     Other                                                 1,409             1,252             1,209
                                                     -----------       -----------       -----------
                                                          (2,615)           (2,126)             (496)
                                                     -----------       -----------       -----------
Income before income taxes                                29,922            25,360            33,732
Income taxes (note 9):
     Current                                               6,720             7,979            10,902
     Withholding taxes on intercompany dividend            2,000                --                --
     Future                                                1,148               176               550
                                                     -----------       -----------       -----------
                                                           9,868             8,155            11,452
                                                     -----------       -----------       -----------
Net income                                           $    20,054       $    17,205       $    22,280
                                                     ===========       ===========       ===========
Net income per share (note 1(n)):
     Basic                                           $      1.20       $      1.03       $      1.34
     Diluted                                                1.19              1.02              1.32
                                                     ===========       ===========       ===========
Weighted average number of shares outstanding         16,761,247        16,743,433        16,686,595
                                                     ===========       ===========       ===========

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board of Directors

/s/ C. RUSSELL CMOLIK
---------------------
C. Russell Cmolik
Director

/s/ DAVID E. RITCHIE
---------------------
David E. Ritchie
Director

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States Dollars)

December 31, 2001 and 2000

                                                      2001            2000
                                                   ---------       ---------
ASSETS
Current assets:
     Cash and cash equivalents                     $  49,533       $  63,435
     Accounts receivable                              12,375          10,565
     Inventory                                         2,940           9,175
     Advances against auction contracts                   87              --
     Prepaid expenses and deposits                     1,327           1,234
     Income taxes recoverable                          1,410             911
     Capital assets available for sale                 3,269           7,305
                                                   ---------       ---------
                                                      70,941          92,625
Capital assets (note 3)                              167,650         140,621
Funds committed for debt repayment (note 6)            7,893           3,250
Goodwill (note 4)                                     28,466          30,116
Future income taxes (note 9)                             593           1,741
                                                   ---------       ---------
                                                   $ 275,543       $ 268,353
                                                   =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

     Auction proceeds payable                      $  11,807       $  23,556
     Accounts payable and accrued liabilities         23,274          28,846
     Short-term debt (note 5)                          5,314           2,057
     Current bank term loans (note 6)                  7,998           7,309
                                                   ---------       ---------
                                                      48,393          61,768
Bank term loans (note 6)                              61,217          57,821
                                                   ---------       ---------
                                                     109,610         119,589
Shareholders' equity:
     Share capital (note 7)                           69,134          69,132
     Additional paid-in capital (note 7(f))            4,332           4,332
     Retained earnings                               101,311          81,257
     Foreign currency translation adjustment          (8,844)         (5,957)
                                                   ---------       ---------
                                                     165,933         148,764
                                                   ---------       ---------
                                                   $ 275,543       $ 268,353
                                                   =========       =========

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in thousands of United States Dollars)

                                                                                                       Foreign
                                                                             Additional                currency        Total
                                                                  Share       paid-in     Retained    translation   shareholders'
                                                                 capital      capital     earnings     adjustment      equity
                                                                 -------     ----------   --------    -----------   -------------
Balance, December 31, 1998                                       $64,728      $   --      $ 41,772      $(2,328)      $ 104,172
Net proceeds on stock options exercised                                3          --            --           --               3
Employee share compensation                                        1,344          --            --           --           1,344
Common shares issued on acquisition of goodwill (note 7(f))        3,055          --            --           --           3,055
Warrants issued on acquisition of goodwill (note 7(f))                --       4,332            --           --           4,332
Net income                                                            --          --        22,280           --          22,280
Foreign currency translation adjustment                               --          --            --         (791)           (791)
                                                                 -------      ------      --------      -------       ---------
Balance, December 31, 1999                                        69,130       4,332        64,052       (3,119)        134,395
Net proceeds on stock options exercised                                2          --            --           --               2
Net income                                                            --          --        17,205           --          17,205
Foreign currency translation adjustment                               --          --            --       (2,838)         (2,838)
                                                                 -------      ------      --------      -------       ---------
Balance, December 31, 2000                                        69,132       4,332        81,257       (5,957)        148,764
Net proceeds on stock options exercised                                2          --            --           --               2
Net income                                                            --          --        20,054           --          20,054
Foreign currency translation adjustment                               --          --            --       (2,887)         (2,887)
                                                                 -------      ------      --------      -------       ---------
Balance, December 31, 2001                                       $69,134      $4,332      $101,311      $(8,844)      $ 165,933
                                                                 =======      ======      ========      =======       =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

                                                                  2001           2000           1999
                                                                --------       --------       --------
Cash and cash equivalents provided by (used in):

Operating activities:
      Net income                                                $ 20,054       $ 17,205       $ 22,280
      Items not involving the use of cash:
           Depreciation                                            7,426          6,110          4,345
           Amortization of goodwill                                1,650          1,651          1,236
           Employee share compensation                                --             --          1,344
           Future income taxes                                     1,148            176            550
           Net recognized gains on sale of property                 (721)            --             --
      Changes in non-cash working capital:
           Accounts receivable                                    (1,810)          (920)        (2,874)
           Inventory                                               6,235         (5,972)          (848)
           Advances against auction contracts                        (87)           856          4,489
           Prepaid expenses and deposits                             (93)           (13)          (510)
           Income taxes                                             (499)           (46)        (3,944)
           Auctions proceeds payable                             (11,749)         7,378          2,148
           Accounts payable and accrued liabilities               (5,572)        10,955         (3,860)
           Other                                                    (492)          (231)           (86)
                                                                --------       --------       --------
                                                                  15,490         37,149         24,270
Investing activities:
      Capital asset additions                                    (38,098)       (46,539)       (55,153)
      Proceeds on sale of property                                 5,221             --             --
      Acquisition of goodwill                                         --             --        (25,616)
                                                                --------       --------       --------
                                                                 (32,877)       (46,539)       (80,769)
                                                                --------       --------       --------
Financing activities:
      Issuance of share capital                                        2              2              3
      Issuance of bank term loans                                  8,139         26,669         36,807
      Repayment of bank term loans                                (3,270)        (2,045)        (4,539)
      Short-term debt                                              3,257         (4,472)         6,529
      Funds committed for debt repayment                          (4,643)        (3,250)            --
                                                                --------       --------       --------
                                                                   3,485         16,904         38,800
                                                                --------       --------       --------
Increase (decrease) in cash and cash equivalents                 (13,902)         7,514        (17,699)

Cash and cash equivalents, beginning of year                      63,435         55,921         73,620
                                                                --------       --------       --------
Cash and cash equivalents, end of year                          $ 49,533       $ 63,435       $ 55,921
                                                                ========       ========       ========
Supplemental disclosure of cash flow information:
      Interest paid, excluding interest capitalized             $  3,821       $  3,948       $  2,633
      Income taxes paid                                            9,233          8,123         14,861
      Non-cash investing activities:
           Common shares issued on acquisition of goodwill            --             --          3,055
           Warrants issued on acquisition of goodwill                 --             --          4,332
      Non-cash financing activities:
           Employee share compensation                                --             --          1,344
                                                                ========       ========       ========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  Basis of presentation:

          These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

          The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 10, also comply, in all material respects, with generally accepted accounting principles in the United States.

     (b)  Cash and cash equivalents:

          Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

     (c)  Inventory:

          Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

     (d)  Capital assets available for sale:

          Capital assets available for sale are valued at lower of cost and net realizable value.

     (e)  Advances against auction contracts:

          Advances against auction contracts represent funds advanced to consignors against proceeds from future auctions.

     (f)  Capital assets:

          All capital assets are stated at cost and include capitalized interest costs on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

               Asset                      Basis                  Rate/term
               -----                      -----                  ---------
               Improvements               declining balance      10%
               Buildings                  straight-line          30 years
               Automotive equipment       declining balance      30%
               Computer equipment         declining balance      30%
               Computer software          straight-line          3 years
               Yard equipment             declining balance      20-30%
               Office equipment           declining balance      20%
               Leasehold improvements     straight-line          Terms of leases

     (g)  Goodwill:

          Goodwill, which represents non-identifiable intangible assets acquired, has been amortized on a straight-line basis over the expected period to be benefited, which is 20 years. The Company periodically assessed the recoverability of goodwill by determining whether the amortization of the carrying value over its remaining life could be recovered through estimated undiscounted future operating cash flows. Effective January 1, 2002 the Company ceased amortizing goodwill in accordance with new Accounting Standards related to the accounting for goodwill.

     (h)  Revenue recognition:

          Auction revenues are recognized when the specific items are sold and title passes to the purchaser and are represented by the commissions received from the consignor and the net proceeds received from the sale of self-owned equipment.

     (i)  Income taxes:

          Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the enactment date of future tax benefits. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered more likely than not.

     (j)  Foreign currency translation:

          The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the currency of the country of residency or the United States dollar. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included in shareholders' equity.

          Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these are included in the determination of income.

     (k)  Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates and assumptions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (l)  Financial instruments:

          Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

     (m)  Credit risk:

          The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

     (n)  Net income per share:

          Net income per share has been calculated based on the weighted average number of common shares outstanding. Diluted net income per share has been calculated after giving effect to outstanding dilutive options.

     (o)  Stock-based compensation:

          The Company has a stock-based compensation plan, which is described in note 7(c). No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

     (p)  Comparative figures:

          Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.    CHANGE IN ACCOUNTING POLICY

      Effective January 1, 2001 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") new handbook section 3500 regarding earnings per share. The new standard requires the use of the treasury stock method instead of the current imputed earnings approach to calculate diluted earnings per share. This change was given retroactive application resulting in an increase of diluted net income per share for the year ended December 31, 2000, to $1.02 from $1.01, and for the year ended December 31, 1999 to $1.32 from $1.31.

3.   CAPITAL ASSETS:

                                                            Accumulated     Net book
      December 31, 2001                           Cost      depreciation      value
      -----------------                         --------    ------------    --------
      Buildings                                 $ 70,731      $  7,154      $ 63,577
      Land and improvements                       66,551         2,040        64,511
      Land and buildings under development        25,607            --        25,607
      Automotive equipment                         8,366         3,095         5,271
      Yard equipment                               4,803         2,293         2,510
      Office equipment                             4,135         1,970         2,165
      Computer equipment                           3,325         1,845         1,480
      Computer software                            3,182         1,334         1,848
      Leasehold improvements                       1,008           327           681
                                                --------      --------      --------
                                                $187,708      $ 20,058      $167,650
                                                ========      ========      ========

                                                            Accumulated     Net book
      December 31, 2000                           Cost      depreciation      value
      -----------------                         --------    ------------    --------
      Buildings                                 $ 58,639      $  5,011      $ 53,628
      Land and improvements                       62,291         1,755        60,536
      Land and buildings under development        13,854            --        13,854
      Automotive equipment                         7,821         2,839         4,982
      Yard equipment                               4,317         1,802         2,515
      Office equipment                             3,421         1,685         1,736
      Computer equipment                           2,942         1,531         1,411
      Computer software                            2,261           621         1,640
      Leasehold improvements                         520           201           319
                                                --------      --------      --------
                                                $156,066      $ 15,445      $140,621
                                                ========      ========      ========

      During the year, interest of $1,697,225 (2000 - $1,141,007) was capitalized to cost of buildings under development.

4.   GOODWILL:


                               2001         2000
                              -------      -------
Goodwill                      $33,003      $33,003
Accumulated amortization        4,537        2,887
                              -------      -------
                              $28,466      $30,116
                              =======      =======

5.   SHORT-TERM DEBT:

     Short-term debt consists of a draw on lines of credit in the amounts of $5,000,000 and $314,000 with a weighted average interest rate of 2.99%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

6.   BANK TERM LOANS:

                                                                                      December 31, December 31,
                                                                                         2001         2000
                                                                                      ------------ ------------
Term loan, unsecured, of $25 million bearing interest at 7.21% and $10 million bearing interest at 7.10%, due in minimum annual instalments of
  $5 million ($1.75 million towards principal, $3.25 million towards a
  sinking fund), with the final payment occurring in 2004                               $31,500      $33,250
Term loan, unsecured, of CAD 10 million bearing interest at 7.195%, due in monthly
  instalments of interest only, with the full amount of the principal due in 2004         6,278        6,669
Term loan, unsecured, of CAD 5 million bearing interest at 6.355%, due in monthly
  instalments of interest only, with the full amount of the principal due in 2004         3,139           --
Term loan, unsecured, of $5 million bearing interest at 7.81%, due in minimum
  annual instalments of $250,000, with final payment occurring in 2005                    4,750        5,000
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum
  annual instalments of $250,000, with final payment occurring in 2005                    4,750        5,000
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards
  a sinking fund), with the final payment occurring in 2005                               4,750        5,000
Term loan, unsecured, of $5 million bearing interest at 7.35%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards
  a sinking fund), with the final payment occurring in 2006                               4,750        5,000
Term loan, unsecured, of $5 million bearing interest at 7.0%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards
  a sinking fund), with the final payment occurring in 2006                               4,750           --
Term loan of AUD 2.7 million, secured by deeds of trust on specific property, with AUD 1.7 million bearing interest at 6.5% and AUD 1 million bearing interest at the Australian prime rate, due in quarterly instalments of
  AUD $75,000, including interest, with final payment occurring in 2010                   1,062        1,321
Term loan of NLG 10 million, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 7/8%, due in quarterly instalments of NLG 125,000 including interest, with the
  final payment occurring in 2013                                                         3,486        3,890
                                                                                        -------      -------
                                                                                         69,215       65,130
Current portion                                                                           7,998        7,309
                                                                                        -------      -------
                                                                                        $61,217      $57,821
                                                                                        =======      =======
Funds committed for debt payment                                                          7,893        3,250
                                                                                        -------      -------
                                                                                        $53,324      $54,571
                                                                                        =======      =======

As at December 31, 2001, principal repayments including sinking fund requirements are as follows for the next five years:

2002                $ 7,998
2003                  7,999
2004                 33,916
2005                 12,391
2006                  4,141
Thereafter            2,770
                    -------
                    $69,215
                    =======

7.   SHARE CAPITAL:

     (a)   Authorized:

           Unlimited number of common shares, without par value
           Unlimited number of senior preferred shares, without par value, issuable in series

           Unlimited number of junior preferred shares, without par value, issuable in series

     (b)   Issued:

           Issued and outstanding, December 31, 1998                                    16,548,666
           Number of common shares issued during the year ended December 31, 1999:
                 For cash, pursuant to stock options exercised                              34,598
                 Employee share compensation (note 7(e))                                    50,000
                 Pursuant to acquisition of goodwill (note 7(f))                           100,000
                                                                                        ----------
           Issued and outstanding, December 31, 1999                                    16,733,264
           Number of common shares issued during the year ended December 31, 2000:
                 For cash, pursuant to stock options exercised                              15,299
                                                                                        ----------
           Issued and outstanding, December 31, 2000                                    16,748,563
           Number of common shares issued during the year ended December 31, 2001:
                 For cash, pursuant to stock options exercised                              18,667
                                                                                        ----------
           Issued and outstanding, December 31, 2001                                    16,767,230
                                                                                        ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

7.   SHARE CAPITAL (CONTINUED):

     (c)  Options:

          The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. At December 31, 2001, there were 1,004,917 (2000 -- 1,162,667) shares authorized for grants of options under the stock option plan. Stock option activity for 2000 and 2001 is presented below:

                                               Number of     Weighted
                                                options      average
                                              outstanding  exercise price
                                              -----------  --------------
           Outstanding, December 31, 1998       207,000       $ 4.67
                 Granted                         27,000        31.23
                 Cancelled                       (4,166)        0.10
                 Exercised                      (34,598)        0.10
                                                -------       ------
           Outstanding, December 31, 1999       195,236         9.20
                 Granted                         78,000        26.66
                 Cancelled                      (16,301)        5.00
                 Exercised                      (15,299)        0.10
                                                -------       ------
           Outstanding, December 31, 2000       241,636        15.70
                 Granted                        157,750        23.44
                 Cancelled                       (4,000)       24.60
                 Exercised                      (18,667)        0.10
                                                -------       ------
           Outstanding, December 31, 2001       376,719       $19.62
                                                =======       ======
           Exercisable, December 31, 2000       201,469       $15.52
                                                =======       ======

          The options outstanding at December 31, 2001 expire on dates ranging to December 6, 2011.

          The following is a summary of stock options outstanding and exercisable at December 31, 2001.

                                                          Options outstanding              Options exercisable
                                                      ---------------------------       -------------------------
                                                        Weighted         Weighted                        Weighted
                                                        average           average                         average
           Range of                  Number            remaining         exercise         Number         exercise
           exercise prices         Outstanding        life (years)         price        exercisable        price
           ---------------         -----------        ------------       --------       -----------      --------
           $0.10                      84,969              2.58            $  0.10          84,969         $  0.10
           $26.12 - $38.625          291,750              7.93            $ 25.30         116,500         $ 26.77
                                     -------              ----            -------         -------         -------
                                     376,719                                              201,469
                                     =======                                              =======

          With respect to the options granted in 2000 and 2001, the current market price did not exceed the exercise price at the grant date, therefore, no compensation expense has been recorded.

    (d)   Warrants:

                                                2001           2000
                                                ----         -------
           Warrants outstanding (note 7(f))      --          400,000
                                                ====         =======

           The warrants expired April 1, 2001.

     (e)   Employee share compensation:

           During 1999, the Company issued 50,000 common shares to an employee. The transaction was recorded at the market value of the common shares on the issuance date of $26.88 per share. Compensation expense of $1,344,000 was recorded for this issuance.

     (f)   Acquisition of goodwill:

           During 1999, the Company acquired non-identifiable intangible assets related to an auction business through the payment of $25 million cash and the issuance of 100,000 common shares and 400,000 warrants to acquire common shares of the Company. The warrants expired on April 1, 2001. The shares were valued using the market price of $30.55 per share and the warrants were valued at $4,332,000 using an option pricing model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts expressed in thousands of United States Dollars)

Years ended December 31, 2001, 2000 and 1999

8.   SEGMENTED INFORMATION:

     The Company's principal business activities include the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment.

     Summarized information on the Company's activities generated by geographic segment are as follows:

                                             United States    Canada       Other        Combined
                                             -------------    -------      ------       --------
          Year ended December 31, 2001:
               Auction revenues                 $ 76,272      $18,485      $22,234      $116,991
               Capital assets and goodwill       124,433       42,939       28,744       196,116

          Year ended December 31, 2000:
               Auction revenues                   66,425       18,517       21,183       106,125
               Capital assets and goodwill       109,376       30,005       31,356       170,737

          Year ended December 31, 1999:
               Auction revenues                   64,766       17,110       22,748       104,624
               Capital assets and goodwill        94,662       17,463       30,101       142,226

9.   INCOME TAXES:

     Income tax expense differs from that determined by applying the United States statutory tax rates to the Company's results of operations as follows:

                                                                          2001            2000            1999
                                                                        ---------       --------       ---------
          Statutory tax rates in the United States                            35%            35%             35%
                                                                        ========        =======        ========
          Expected income tax expense                                   $ 10,473        $ 8,876        $ 11,806
          Differences:
               State taxes in the United States                            1,197          1,014           1,349
               Income taxed in foreign jurisdictions                      (3,839)        (2,052)         (1,289)
               Withholding taxes on intercompany dividend                  2,000             --              --
               Other                                                          37            317            (414)
                                                                        --------        -------        --------
          Actual income tax expense                                     $  9,868        $ 8,155        $ 11,452
                                                                        ========        =======        ========

          Future income tax assets and liabilities are as follows:

                                                                                          2001            2000
                                                                                        --------        -------
          Future income tax assets:
               Capital assets                                                           $    777        $   810
               Tax deductible benefit of options granted                                     471            579
               Tax deductible financing costs incurred in the course of the
                 Company's initial public offering in March 1998                             435            880
               Unused tax losses, expiring on December 31, 2004 to 2007                    1,613          1,327
                                                                                        --------        -------
          Total future income tax assets                                                   3,296          3,596
          Valuation allowance                                                               (761)          (458)
                                                                                        --------        -------
          Net future income tax assets                                                     2,535          3,138
          Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value:
               Capital assets                                                             (1,350)        (1,021)
               Goodwill                                                                     (592)          (376)
                                                                                        --------        -------
          Total future income tax liabilities                                             (1,942)        (1,397)
                                                                                        --------        -------
                                                                                        $    593        $ 1,741
                                                                                        ========        =======

10.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2001, 2000, and 1999, net income in accordance with Canadian GAAP equals net income in accordance with United States GAAP.

     Consolidated statements of comprehensive net income:

                                                                               2001           2000           1999
                                                                             --------       --------       --------
          Net income in accordance with Canadian and United States GAAP      $ 20,054       $ 17,205       $ 22,280
          Other comprehensive loss (note 10(a)):
                Foreign currency translation adjustment                        (2,887)        (2,838)          (791)
                                                                             --------       --------       --------
          Comprehensive income in accordance with United States GAAP         $ 17,167       $ 14,367       $ 21,489
                                                                             ========       ========       ========

      (a)  Other comprehensive loss

           Comprehensive loss includes the change in equity or net assets of the Company during the period from non-owner sources, including foreign exchange adjustments, and reflected as a separate component of shareholders' equity.

SELECTED FINANCIAL AND OPERATING DATA
(Tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                                        Year Ended      Year Ended    Year Ended    Year Ended    Year Ended  Year Ended Year Ended
                                       December 31,    December 31,  December 31,  December 31,  December 31, April 30,  April 30,
                                           2001            2000          1999         1998           1997       1997       1996
                                       ------------    ------------  ------------  ------------  ------------ ---------- -----------
                                                                                                  (unaudited)
GROSS AUCTION SALES                     $1,290,897      $1,232,974    $1,170,529    $1,087,800     $946,415   $792,865   $752,735
                                        ==========      ==========    ==========    ==========     ========   ========   ========
INCOME STATEMENT DATA
      Auction revenues                  $  116,991      $  106,125    $  104,624    $   94,899     $ 85,009   $ 72,186   $ 65,306
      Direct expenses                      (18,861)        (17,936)      (17,469)      (16,010)     (17,351)   (13,908)   (13,138)
                                        ==========      ==========    ==========    ==========     ========   ========   ========
                                            98,130          88,189        87,155        78,889       67,658     58,278     52,168

      Depreciation and amortization         (9,076)         (7,761)       (5,581)       (2,752)      (2,548)    (2,014)    (1,820)
      General and administrative           (56,517)        (52,942)      (47,346)      (39,315)
                                        ==========      ==========    ==========    ==========
      Income from operations                32,537          27,486        34,228        36,822

      Interest expense                      (4,024)         (3,378)       (1,705)       (1,569)      (2,034)    (1,081)    (1,104)
      Other income                           1,409           1,252         1,209         3,251(1)       754        917      1,179

      Income before income taxes            29,922          25,360        33,732        38,504

      Income taxes                          (9,868)(3)      (8,155)      (11,452)      (13,670)
                                        ==========      ==========    ==========    ==========
      Net income                        $   20,054      $   17,205    $   22,280    $   24,834
                                        ==========      ==========    ==========    ==========
      Net income per share-diluted      $     1.19(4)   $     1.02    $     1.32    $     1.54(2)
                                        ==========      ==========    ==========    ==========
BALANCE SHEET DATA (END OF YEAR)
      Working capital (including cash)  $   22,548      $   30,857    $   25,980    $   49,149     $  3,322   $ 39,707   $ 33,132
      Total assets                         275,543         268,353       216,146       152,593       70,460    142,858    150,969
      Long term debt                        61,217          57,821        35,728         8,768        4,623      5,755      6,547
      Total shareholders' equity           165,933         148,764       134,395       104,172       25,706     59,325     48,801

SELECTED OPERATING DATA
      Auction revenues as percentage of
         gross auction sales                  9.06%           8.61%         8.94%         8.72%        8.98%      9.10%      8.68%
      Number of consignors                  19,196          18,177        16,185        14,432       13,636     12,088     10,744
      Number of buyers                      46,647          41,940        38,958        34,613       33,340     30,630     27,837
      Number of permanent auction sites         21              20            17            13           13         13         12
         (end of year)

Note: Information for periods prior to 1998 has been omitted if it is not meaningful for comparative purposes. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(1)   Other income in 1998 includes $1.8 million of non-recurring income.

(2) 1998 net income per share is not comparable to 1999 net income per share because the average number of shares outstanding changed significantly between the two periods due to the impact of the Company's initial public offering in March 1998.

(3) 2001 Income tax expense includes a charge of $2.0 million for withholding taxes paid on an intercompany dividend.

(4) Excluding the impact of withholding taxes paid on an intercompany dividend (see note 3), diluted net income per share in 2001 would have been $1.31.

SUPPLEMENTAL QUARTERLY DATA
(Unaudited; tabular dollar amounts expressed in thousands of United States Dollars, except per share data)

                       Gross        Auction              Net          Net Income      Per Share       Closing
2001               Auction Sales    Revenue            Income            Basic         Diluted       Stock Price
----               -------------    --------         ----------       ----------      ---------      -----------
1st quarter         $  289,724      $ 25,445         $  3,062          $ 0.18          $ 0.18          $23.50
2nd quarter            373,990        35,025            6,351(1)         0.38(1)         0.38(1)        27.50
3rd quarter            179,294        16,851             (955)          (0.06)          (0.06)          24.85
4th quarter            447,889        39,670           11,596            0.69            0.69           24.88
                    ----------      --------         --------          ------          ------
                    $1,290,897      $116,991         $ 20,054(1)       $ 1.20(1)       $ 1.19(1)
                    ==========      ========         ========          ======          ======

                       Gross        Auction              Net          Net Income      Per Share       Closing
2000               Auction Sales    Revenue            Income            Basic         Diluted       Stock Price
----               -------------    --------         ----------       ----------      ---------      -----------
1st quarter         $  289,928      $ 26,769         $  3,609          $ 0.22          $ 0.21          $25.50
2nd quarter            353,354        29,570            6,109            0.36            0.36           23.94
3rd quarter            231,550        21,554            1,503            0.09            0.09           21.38
4th quarter            358,142        28,232            5,984            0.36            0.36           20.75
                    ----------      --------         --------          ------          ------
                    $1,232,974      $106,125         $ 17,205          $ 1.03          $ 1.02
                    ==========      ========         ========          ======          ======

                       Gross        Auction              Net          Net Income      Per Share       Closing
1999               Auction Sales    Revenue            Income            Basic         Diluted       Stock Price
----               -------------    --------         ----------       ----------      ---------      -----------
1st quarter         $  201,764      $ 18,013         $  1,632          $ 0.10          $ 0.10          $33.69
2nd quarter            387,288        35,589           10,471            0.63            0.62           38.13
3rd quarter            219,024        20,699            2,146            0.13            0.13           38.00
4th quarter            362,453        30,323            8,031            0.48            0.47           27.75
                    ----------      --------         --------          ------          ------
                    $1,170,529      $104,624         $ 22,280          $ 1.34          $ 1.32
                    ==========      ========         ========          ======          ======

                       Gross        Auction              Net          Net Income      Per Share       Closing
1998               Auction Sales    Revenue            Income            Basic         Diluted       Stock Price
----               -------------    --------         ----------       ----------      ---------      -----------
1st quarter         $  227,637      $ 21,229         $  3,377          $ 0.24          $ 0.24          $24.06
2nd quarter            339,219        29,188            8,492            0.51            0.51           26.56
3rd quarter(2)         183,633        13,869            2,004            0.12            0.12           22.13
4th quarter            337,311        30,613           10,961            0.66            0.65           26.94
                    ----------      --------         --------          ------          ------
                    $1,087,800      $ 94,899         $ 24,834          $ 1.56(3)       $ 1.54(3)
                    ==========      ========         ========          ======          ======

(1) Excluding the impact of $2.0 million in withholding taxes paid on an intercompany dividend in the second quarter of 2001, net income for the quarter would have been $8,351,000 ($0.60 per share, basic or diluted) and net income for the full year would have been $22,054,000 ($1.32 per basic share, $1.31 per diluted share).

(2) Net income for the third quarter of 1998 includes non-recurring income of $1.2 million or $0.07 per share.

(3) 1998 net income per share on a full year basis does not equal the sum of the quarterly amounts because the number of shares outstanding changed significantly in March 1998 when the company completed its initial public offering.

S H A R E H O L D E R   I N F O R M A T I O N

ADDRESS


RITCHIE BROS. AUCTIONEERS INCORPORATED
6500 River Road
Richmond, BC
Canada, V6X 4G5
Telephone:              (604) 273-7564
Canada (toll-free)      1-800-663-1739
USA (toll-free)         1-800-663-8457
Facsimile:              (604) 273-6873
Website:                rbauction.com


DIRECTORS AND EXECUTIVE OFFICERS

David E. Ritchie        Chairman and Chief Executive Officer

C. Russell Cmolik       Director, President and Chief Operating Officer

Peter J. Blake          Director, VP - Finance & Chief Financial Officer

Charles E. Croft        Director

G. Edward Moul          Director

Robert S. Armstrong     Corporate Secretary


MANAGEMENT ADVISORY COMMITTEE

David E. Ritchie        Chief Executive Officer

C. Russell Cmolik       President and Chief Operating Officer

Peter J. Blake          VP - Finance and Chief Financial Officer

Robert S. Armstrong     VP - Investor Relations and Internet Services

Edward H. Banser        VP - South Central Division

Robert K. Mackay        Senior VP - Operations

Michael J. Murray       Divisional Manager - Northwest Division

David D. Nicholson      VP - South Central Division

Michael G. Ritchie      VP - Western Canada Division

Roger W. Rummel         VP - Southwest & Mexico Divisions

J. Dean Siddle          Senior Valuation Analyst

Sylvain M. Touchette    VP - Eastern Canada Division

Randall J. Wall         Senior VP - Operations

Robert K. Whitsit       VP - Southeast Division


INVESTOR RELATIONS

Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

  INVESTOR RELATIONS DEPARTMENT
   6500 River Road
   Richmond, BC
   Canada, V6X 4G5
   Telephone:           (604) 273-7564
   Canada (toll-free)   1-800-663-1739
   USA (toll-free)      1-800-663-8457
   Facsimile:           (604) 273-2405
   Email:               ir@rbauction.com

Copies of the Company's filings with the US Securities & Exchange Commission and with the Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the Internet at rbauction.com.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company's shareholders will be held at 11am on Friday May 24, 2002 at the Abercorn Inn, 9260 Bridgeport Road, Richmond, B.C. V6X 1S1.

STOCK EXCHANGE

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and trades under the symbol "RBA".

TRANSFER AGENT

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

   COMPUTERSHARE TRUST COMPANY OF CANADA
   Suite 600
   530 - 8th Avenue S.W.
   Calgary, Alberta
   Canada T2P 3S8
   Telephone:                   (403) 267-6807
   Canada and USA (toll-free):  1-800-332-0095
   Facsimile:                   (403) 267-6529
   Email:                       philip.menard@computershare.com

Co-agent in the United States:
  COMPUTERSHARE TRUST COMPANY OF NEW YORK
   New York, NY

AUDITORS

KPMG LLP

Vancouver, Canada

                                     [MAP]
                                p o t e n t i a l
                               f o u n d a t i o n
                                 m o m e n t u m










                 6500 RIVER ROAD, RICHMOND, BC, CANADA V6X 4G5
                     TEL: (604) 273-7564 FAX: (604) 273-6873

                                WWW.RBAUCTION.COM